FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D. C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of April 2009

EXCEL MARITIME CARRIERS LTD.
(Translation of registrant's name into English)

17th Km National Road Athens-Lamia & Finikos Street

145 64 Nea Kifisia

Athens, Greece

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F [X] Form 40-F [_]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [_] No [X]

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached hereto as Exhibit 1 is a press release dated April 1, 2009 by Excel Maritime Carriers Ltd. That Announces Amendments to its Credit Facilities, Equity Infusion by Major Shareholders and Date for the Fourth Quarter & Year End 2008 Earnings Results

Exhibit 1

Excel Maritime Announces Amendments to its Credit Facilities, Equity Infusion by Major Shareholders and Date for the Fourth Quarter & Year End 2008 Earnings Results

ATHENS, GREECE – April 1, 2009 – Excel Maritime Carriers Ltd (NYSE: EXM), an owner and operator of dry bulk carriers and a leading international provider of worldwide seaborne transportation services for dry bulk cargoes, announced today that it has entered into agreements to amend its credit facilities, agreed to an equity infusion by the Company’s major shareholders and set the dates for the release of the fourth quarter and full year 2008 earnings results, conference call and webcast.

Credit Facilities Amendments

The Company announced that, as part of the amendments to its two credit facilities, it has secured all the appropriate covenant waivers in the Nordea Bank Syndicated Facility and the Credit Suisse Bilateral Facility, valid until the beginning of 2011.

Additionally, under the terms of the amended Nordea Bank Syndicated Facility, the Company will also defer principal debt repayments of $150.5 million originally scheduled for 2009 and 2010 to the balloon payment at the end of the facility’s term in 2016.

During the waiver and deferral periods, the applicable credit facility margins will increase to 2.5% and 2.25%, for the Syndicated Facility and the Credit Suisse Facility, respectively.

The Nordea Syndicated Facility and the Credit Suisse Bilateral Facility are the only two credit facilities that the Company has currently outstanding.

More details on the terms of the credit facilities amendments will be provided during the Company’s fourth quarter and year end 2008 earnings release and conference call.

Equity Infusion

As part of the loan restructuring, the Company also announced an equity infusion of $45 million by entities affiliated with the Panayotides family, the Company’s major shareholders. An aggregate of 25,714,285 Class A shares and 5,500,000 warrants, with an exercise price of $3.50 per warrant, are to be issued in total. The shares, the warrants and the shares issuable on exercise of the warrants will be subject to 12–month lock-ups from March 31, 2009. In this connection, the Company has the option to defer, again to the balloon payment in 2016, additional principal debt repayments in an amount of up to 100% of the equity contributed by the major shareholders during 2009 and 2010.

The Chairman of the Board, Mr. Gabriel Panayotides, commented, “We are pleased to announce the successful restructuring of our loan facilities and would like to thank all 15 banks for their support and confidence in our Company. We feel very positive about our Company’s prospects and we believe that the reduced commitments, the length of the covenant waiver period obtained along with our modern fleet and our quality time charter coverage will enable us to successfully navigate in a potentially challenging market environment over the next two years.”

“In addition, the contribution via an equity injection from the main shareholders represents a clear sign of strong support and commitment to the Company, especially since it is made at a time of great uncertainty. I, along with the rest of the members of the Board of Directors and the senior management team, remain dedicated in maintaining and improving the Company’s leading position within the dry bulk industry as well as delivering long term shareholder value.”

Date for Fourth Quarter and Full Year 2008 Earnings Results, Conference Call and Webcast

In addition, the Company announced that it will release its results for the fourth quarter and year ended December 31, 2008 after the closing of the market on Wednesday, April 8, 2009.

On the next day, Thursday, April 9, 2009 at 10:00 A.M. EDT, the company’s management will host a conference call to discuss the results.

Conference Call details:

Participants should dial into the call 10 minutes before the scheduled time using the following numbers: 1 866 819 7111 (US Toll Free Dial In), 0800 953 0329 (UK Toll Free Dial In) or +44 (0)1452 542 301 (Standard International Dial In). Please quote “Excel Maritime” to the operator.

A telephonic replay of the conference call will be available until April 16, 2009 by dialing 1 866 247 4222 (US Toll Free Dial In), 0800 953 1533 (UK Toll Free Dial In) or +44 (0)1452 550 000 (Standard International Dial In). Access Code: 1838801#

Slides and audio webcast:

There will also be a live, and then archived, webcast of the conference call, available through Excel Maritime Carriers’ website (www.excelmaritime.com). Participants for the live webcast should register on the website approximately 10 minutes prior to the start of the webcast.

About Excel Maritime Carriers Ltd

Excel is an owner and operator of dry bulk carriers and a provider of worldwide seaborne transportation services for dry bulk cargoes, such as iron ore, coal and grains, as well as bauxite, fertilizers and steel products. After the acquisition of Quintana, Excel owns a fleet of 40 vessels and, together with 7 Panamax vessels under bareboat charters, operates 47 vessels (5 Capesize, 14 Kamsarmax, 21 Panamax, 2 Supramax and 5 Handymax vessels) with a total carrying capacity of approximately 3.9 million DWT.  Excel Class A common shares have been listed since September 15, 2005 on the New York Stock Exchange (NYSE) under the symbol EXM and, prior to that date, were listed on the American Stock Exchange (AMEX) since 1998. For more information about the Company, please go to our corporate website www.excelmaritime.com.

Forward-Looking Statement

This press release contains forward-looking statements (as defined in Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended) concerning future events and the Company’s growth strategy and measures to implement such strategy; including expected vessel acquisitions and entering into further time charters. Words such as “expects,” “intends,” “plans,” “believes,” “anticipates,” “hopes,” “estimates,” and variations of such words and similar expressions are intended to identify forward-looking statements.  Although the Company believes that the expectations reflected in such forward-looking statements are reasonable, no assurance can be given that such expectations will prove to have been correct.  These statements involve known and unknown risks and are based upon a number of assumptions and estimates which are inherently subject to significant uncertainties and contingencies, many of which are beyond the control of the Company. Actual results may differ materially from those expressed or implied by such forward-looking statements. Factors that could cause actual results to differ materially include, but are not limited to the ability to changes in the demand for dry bulk vessels, competitive factors in the market in which the Company operates; risks associated with operations outside the United States; and other factors listed from time to time in the Company’s filings with the Securities and Exchange Commission. The Company expressly disclaims any obligations or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in the Company’s expectations with respect thereto or any change in events, conditions or circumstances on which any statement is based.

Contacts:

Investor Relations / Financial Media:

Nicolas Bornozis

President

Capital Link, Inc.

230 Park Avenue – Suite 1536

New York, NY 10160, USA

Tel:  (212) 661-7566

Fax: (212) 661-7526

E-Mail: excelmaritime@capitallink.com

www.capitallink.com

Company:

Lefteris Papatrifon

Chief Financial Officer

Excel Maritime Carriers Ltd.

17th Km National Road Athens-Lamia & Finikos Street

145 64 Nea Kifisia

Athens, Greece

Tel: 011-30-210-62-09-520

Fax: 011-30-210-62-09-528

E-Mail: ir@excelmaritime.com

        www.excelmaritime.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

EXCEL MARITIME CARRIERS LTD.
(registrant)

Dated: April 1, 2009

By:

/s/ Eleftherios Papatrifon

Eleftherios Papatrifon

Chief Financial Officer